Exhibit 99.1

VinFast Reports Unaudited Third Quarter 2024 Financial Results

Quarterly Revenues reached VND12,326,537 million (US$511.6 million)
Quarterly EV Deliveries were 21,912 units

Singapore, November 26, 2024 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Operating Highlights for the Third Quarter of 2024

	3Q2024	2Q2024	3Q2023
EV Deliveries(1)	21,912	13,172	10,179
E-scooter Deliveries	18,894	13,076	28,219

•	EV deliveries were 21,912 in the third quarter of 2024, representing an increase of 66% from the second quarter of 2024 and an increase of 115% from the third quarter of 2023.

•	E-scooter deliveries were 18,894 in the third quarter of 2024, representing an increase of 44% from the second quarter of 2024 and a decrease of 33% from the third quarter of 2023.

•	As of October 31, 2024, the Company had 173 showrooms globally for EVs and 160 showrooms and service workshops for e-scooters, including VinFast’s showrooms and dealer showrooms.

Financial Highlights for the Third Quarter of 2024

•	Vehicle sales were VND11,251,190 million (US$467.0 million) in the third quarter of 2024, representing an increase of 46.1% from the third quarter of 2023 and an increase of 46.1% from the second quarter of 2024.

•	Total revenues were VND12,326,537 million (US$511.6 million) in the third quarter of 2024, representing an increase of 49.3% from the third quarter of 2023 and an increase of 42.2% from the second quarter of 2024. Total revenues are primarily comprised of revenue from EV sales.

•	Gross loss was VND2,957,886 million (US$122.8 million) in the third quarter of 2024, representing an increase of 32.9% from the third quarter of 2023 and a decrease of 45.6% from the second quarter of 2024.

•	Gross margin was negative (24.0%) in the third quarter of 2024, compared to negative (27.0%) in the third quarter of 2023 and negative (62.7%) in the second quarter of 2024.

•	Loss from operations was VND8,121,371 million (US$337.1 million) in the third quarter of 2024 representing a decrease of 11.6% from the third quarter of 2023 and a decrease of 39.4% from the second quarter of 2024.

•	Net loss was VND13,251,944 million (US$ 550.0 million) in the third quarter of 2024, representing a decrease of 14.8% from the third quarter of 2023 and a decrease of 29.4% from the second quarter of 2024.

Key Financial Results for the Third Quarter of 2024

(in VND millions, except for percentages and basis points (“bps”))

	2024 Q3	2024 Q2	2023 Q3 As adjusted(2)	QoQ		YoY
Vehicle Sales	11,251,190	7,698,685	7,698,425	46.1%		46.1%
Total Revenues	12,326,537	8,670,238	8,255,130	42.2%		49.3%
Gross Loss	(2,957,886)	(5,436,449)	(2,225,856)	(45.6)%		32.9%
Gross Margin	(24.0)%	(62.7)%	(27.0)%	3,870	bps	300	bps
Loss from Operations	(8,121,371)	(13,396,437)	(9,183,432)	(39.4)%		(11.6)%
Net Loss	(13,251,944)	(18,764,327)	(15,545,732)	(29.4)%		(14.8)%

1 Includes VF3, VF e34, VF 5, VF 6, VF 7, VF 8, VF 9 and e-bus

2 As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

Recent Business Updates

Became top-selling automotive brand in Vietnam2

•	In September, VinFast recorded robust monthly deliveries in its home market of Vietnam, firmly positioning VinFast as the top-selling car brand in Vietnam for September. This marked the first time since VinFast was established seven years ago that a Vietnamese EV brand outperformed all international competitors to become the market leader in terms of monthly sales.

•	In October, VinFast delivered more than 11,000 EVs to customers in Vietnam, representing a 21% increase compared to September and bringing total deliveries in Vietnam to more than 51,000 EVs for the year up to October 31, 2024. This positioned VinFast as the best-selling automotive brand in the Vietnamese market for October and the first ten months of 2024.

Internal reorganization of the group companies under VinFast Trading and Production JSC (“VFTP”)

•	Under the reorganization plan announced earlier this month, a new Vietnam-incorporated company, VinFast Investment and Development Joint Stock Company (“VFDI”) will be spun off from VFTP as a new direct subsidiary of the Company. VFDI will hold certain of the VinFast group’s international subsidiaries, namely a 99.3% interest in Vingroup Investment Vietnam JSC, which in turn will wholly own VinFast’s subsidiaries in France, Canada, the Netherlands, Australia and Germany.

•	VFTP will continue to be a direct subsidiary of the Company and will hold the Company’s EV manufacturing business in Vietnam. In addition, VFTP will hold a 99.5% ownership interest in VinFast Commercial and Services Trading Limited Liability Company, as well as 99.8% interest in VinEG Green Energy Solutions JSC.

•	The reorganization is an internal exercise, and the Company will maintain its majority ownership of all of its current subsidiaries. Completion of this internal reorganization is subject to obtaining the necessary regulatory approvals.

Shareholder funding

•	VinFast’s Founder and Chief Executive Officer, Mr. Pham Nhat Vuong, and his associated companies intend to provide up to VND50 trillion (US$2.1 billion) in free grants to the Company and its subsidiaries through the end of 2026.

•	In addition, Vingroup Joint Stock Company intends for it and its subsidiaries (collectively “Vingroup”) to provide our subsidiaries incorporated in Vietnam with up to VND35 trillion (US$1.5 billion) in loans through the end of 2026.

Recapitalization of VFTP

•	Vingroup will make additional capital contributions to VFTP by converting up to VND80 trillion (US$3.3 billion) of loans extended by Vingroup to VFTP into preference shares issued by VFTP.

New EV manufacturing facility in Ha Tinh, Vietnam

•	In response to increasing demand for affordable EVs and to improve production efficiencies, the Company plans to add a new completely knocked down (CKD) factory in Ha Tinh, Vietnam focusing on VF 3 and VF 5. The factory will be under a long-term lease structure to optimize initial spendings. The factory targets a maximum capacity of 300,000 EVs per year, subject to demand and general market conditions, with a gradual ramp up in capacity and production overtime. The construction of the factory will begin in early December, and the factory is expected to commence operations in 2025.

Progress on market expansion

•	North America: In November, VinFast started delivering the VF 9 to customers in the U.S. and Canada.

•	Indonesia: In the third quarter, VinFast delivered its first VF e34s with right-hand drive configuration to customers in Indonesia. The Company’s planned assembly plant in Indonesia is targeted to commence operations in 2025, with an initial capacity of 50,000 EVs per year. In the fourth quarter, the Company delivered its first batch of VF 5 EVs to the market. As of October 31, 2024, VinFast had 17 dealer stores in 15 cities in Indonesia.

•	The Philippines: In September, VinFast opened sales of the VF 3 with a starting list price of 645,000 Pesos (battery-exclusive). During the 12th Philippines Electric Vehicle Summit (PEVS) in October, VinFast opened sales of the VF 7 with a starting list price of 1,470,000 Pesos (battery-exclusive). The Company delivered its first batch of VF 5 EVs in the third quarter of 2024 and is currently accepting reservations for three models in the market: the VF 3, VF 5 and VF 7. As of October 31, 2024, VinFast had eight dealer stores in six cities in the Philippines.

•	India: VinFast’s planned assembly plant with an initial capacity of 50,000 EVs per year is preparing for equipment and machinery installation process and is on track to commence operations in 2025.

•	Middle East: In October, VinFast held its official brand launch event in the Middle East market and opened its second dealer store in the market, located in downtown Dubai, United Arab Emirates.

Related Party Transactions

•	Out of 21,912 EVs delivered in the third quarter of 2024, 22% were to related parties of the Company.

•	Out of 18,894 e-scooters delivered in the third quarter of 2024, 5% were to related parties of the Company.

2 Based on data from the Vietnam Automobile Manufacturers’ Association, Thanh Cong Group and Company internal data (for VinFast only).

Management Commentary

Madam Thuy Le, Chairwoman of VinFast, said: The third quarter’s result was underpinned by a robust September, as we recorded the highest monthly deliveries in our home market, Vietnam. This marks a historic milestone for Vietnam’s automotive industry where, for the first time since we were established seven years ago, a domestic OEM has outperformed international competitors to become the market leader across the passenger vehicle market. We expect to finish 2024 on a strong note and meet our 80,000-vehicle delivery target, as the momentum in Q3 has continued into Q4. Producing high-quality electric vehicles is a complex task, one that requires unwavering dedication and fortitude to navigate ongoing uncertainties. Every day we are learning how to make durable and exciting EVs that will be a key part of the global transition to green mobility. The path to green mobility is challenging, but our commitment to this future is resolute—because the future is, without question, electric.”

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “I am pleased to share that Q3’24 was in line with our internal forecast, driven by an acceleration in our top line and an improvement in profitability as gross loss and net loss narrowed significantly. Increasing scale, ongoing BOM and production cost optimization and improved operating efficiencies have already started to have a positive impact on gross margin and will continue to be key drivers for our path to profitability. Our overall liquidity position has been enhanced by the recently announced loans from Vingroup and grants from our Founder, whereby we expect to receive a potential of $3.5 billion injection by the end of 2026.”

Financial Results for the Third Quarter of 2024

Revenues

•	Total revenues were VND12,326,537 million (US$511.6 million) in the third quarter of 2024, representing an increase of 49.3% from the third quarter of 2023 and an increase of 42.2% from the second quarter of 2024. Total revenues are primarily comprised of revenue from EV sales.

•	Vehicle sales were VND11,251,190 million (US$467.0 million) in the third quarter of 2024, representing an increase of 46.1% from the third quarter of 2023 and an increase of 46.1% from the second quarter of 2024. Revenue growth from the third quarter of 2024 and the second quarter of 2024 was driven by an increase in EVs sale volumes due to the Company’s expansion in both domestic and overseas markets.

Cost of Sales and Gross Margin

•	Cost of sales was VND15,284,423 million (US$634.4 million) in the third quarter of 2024, representing an increase of 45.8% from the third quarter of 2023 and an increase of 8.3% from the second quarter of 2024. The increase over the third quarter of 2023 and the second quarter of 2024 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers in the third quarter of 2024.

•	Gross loss was VND2,957,886 million (US$122.8million) in the third quarter of 2024, representing an increase of 32.9% from the third quarter of 2023 and a decrease of 45.6% from the second quarter of 2024.

•	Gross margin was negative (24.0%) in the third quarter of 2024, compared to negative (27.0%) in the third quarter of 2023 and negative (62.7%) in the second quarter of 2024. The improvement of gross margin over the third quarter of 2023 was primarily driven by increased sales and improved costs. The improvement of gross margin over the second quarter of 2024 was primarily driven by increased sales, improved costs and decrease in charges to write down the carrying value of inventories.

Operating Expenses

•	Research and development (R&D) costs were VND2,091,725 million (US$86.8 million) in the third quarter of 2024, representing a decrease of 41.8% from the third quarter of 2023 and a decrease of 21.4% from the second quarter of 2024. The decrease over the third quarter of 2023 and the second quarter of 2024 was primarily the result of the Company having frontloaded the work on product development.

•	Selling, general and administrative expenses were VND3,461,210 million (US$143.7 million) in the third quarter of 2024, representing an increase of 22.7% from the third quarter of 2023 and a decrease of 9.8% from the second quarter of 2024. The increase over the third quarter of 2023 was primarily due to the increase in labor costs, rental costs and marketing expenses which are primarily attributable to the Company’s efforts to scale its sales operations. The decrease over the second quarter of 2024 was primarily due to the impairment of assets that do not support BOM cost optimization recognized in the second quarter of 2024.

•	Net other operating incomes were VND 389,450 million (US$16.2 million) in the third quarter of 2024, representing an increase of 171.8% and 126.7% from net other operating expenses in the third quarter of 2023 and the second quarter of 2024, respectively. The increase in net income over the third quarter of 2023 and the second quarter of 2024 was mainly due to an increase in foreign exchange gain.

Loss from Operations

•	Loss from operations was VND8,121,371 million (US$337.1 million) in the third quarter of 2024 representing a decrease of 11.6% from the third quarter of 2023 and a decrease of 39.4% from the second quarter of 2024, as a result of the foregoing.

Net Loss and Net Loss Per Share

•	Net loss on financial instruments at fair value through profit or loss was VND251,088 million (US$10.4 million) in the third quarter of 2024, representing a decrease of 90.2% from net loss of the third quarter of 2023 and a decrease of 73.6% from net loss of the second quarter of 2024. The decrease over net loss of the third quarter of 2023 and the second quarter of 2024 was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, convertible debenture and warrants.

•	Net loss was VND13,251,944 million (US$550.0 million) in the third quarter of 2024, representing a decrease of 14.8% from the third quarter of 2023 and a decrease of 29.4% from the second quarter of 2024.

•	Net loss attributable to controlling interest was VND13,227,273 million (US$549.0 million) in the third quarter of 2024, representing a decrease of 14.8% from the third quarter of 2023 and a decrease of 29.4% from the second quarter of 2024.

•	Basic and diluted net loss per ordinary share were both VND5,656 (US$0.23) in the third quarter of 2024, compared with VND6,725 (US$0.28) in the third quarter of 2023 and VND8,015 (US$0.33) in the second quarter of 2024.

Balance Sheet

•	Cash and cash equivalents were VND1,892,408 million (US$78.5 million) as of September 30, 2024.

Business Outlook

•	FY2024 Delivery Target: the Company reaffirms target to deliver 80,000 EVs.

•	This outlook reflects the Company’s current and preliminary view on the business and existing market conditions, which is subject to change.

Our primary target markets remain Vietnam, North America and Europe, and we are regularly evaluating opportunities to enter new countries and regions in Europe, Asia, the Middle East and Africa to grow our global footprint in areas where we identify high potential for EV demand growth. We may establish or enlarge our presence in existing and new markets through a range of distribution models, directly or with strategic public and private partners or agents. To ensure that we continue to have sufficient production capacity to support our current and future operations, we will from time to time endeavor to add manufacturing, assembly and distribution capacity across our markets through the expansion of existing infrastructure and new brownfield and greenfield projects. While we remain focused on the mini- through E-segments of the electric SUV market, we are also evaluating the full spectrum of vehicle types for future product development. We continuously monitor our global expansion strategy and have the ability to accelerate, moderate or otherwise deviate from our existing distribution, manufacturing, assembly, marketing and other plans for any market at any time.

Our funding sources for our capital requirements to implement our growth strategy may include loans and grants from our major shareholders and affiliates, the public and private debt and equity capital markets, existing and new third-party loans and borrowing and cash from operations. We are prepared to opportunistically access the debt and equity capital markets, subject to market conditions. We also seek to capture available tax and other incentives and subsidies to reduce our costs of investment and operations.

Conference Call

The Company’s management will host its third quarter of 2024 earnings conference call at 8:00 AM U.S. Eastern Time on November 26, 2024.

Live Webcast: https://edge.media-server.com/mmc/p/5725mupo

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of September 30, 2024	As of September 30, 2024
	VND million	VND million	USD
	(Adjusted) (*)	(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,095,472	1,892,408	78,545,968
Restricted cash	102,932	330,589	13,721,371
Trade receivables	469,918	2,800,286	116,228,199
Advances to suppliers	4,753,634	5,681,496	235,815,216
Inventories, net	30,141,381	31,524,062	1,308,432,408
Short-term prepayments and other receivables	8,006,103	9,571,564	397,275,723
Short-term derivative assets	548,010	359,465	14,919,894
Current net investment in sales-type lease	87,552	103,828	4,309,467
Short-term investments	4,105	4,078	169,261
Short-term amounts due from related parties	2,374,382	3,044,295	126,355,996
Assets classified as held for sale	-	19,441	806,915
Total current assets	50,583,489	55,331,512	2,296,580,418

NON-CURRENT ASSETS
Trade receivables	110,312	148,576	6,166,770
Property, plant and equipment, net	79,122,703	79,971,399	3,319,279,417
Intangible assets, net	1,346,324	1,170,472	48,581,414
Operating lease right-of-use assets	7,081,509	5,966,780	247,656,166
Long-term derivative assets	66,124	-	-
Long-term prepayments	217,180	902,458	37,457,270
Non-current net investment in sales-type lease	620,665	1,037,090	43,045,283
Investment in equity investees	1,214,938	1,193,272	49,527,747
Other long-term investments	918,040	918,040	38,104,014
Long-term amounts due from related parties	51,073	37,208	1,544,349
Long-term restricted cash	660,363	1,074,466	44,596,605
Other non-current assets	4,865,001	4,055,941	168,345,204
Total non-current assets	96,274,232	96,475,702	4,004,304,239

TOTAL ASSETS	146,857,721	151,807,214	6,300,884,657

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of September 30, 2024	As of September 30, 2024
	VND million	VND million	USD
	(Adjusted) (*)	(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	42,924,034	48,731,446	2,022,639,190
Short-term financial liabilities	18,258,063	20,377,714	845,793,965
Convertible debenture	1,190,475	260,854	10,826,962
Trade payables	12,146,588	14,321,429	594,422,820
Deposits and down payment from customers	1,194,112	2,206,915	91,599,842
Short-term deferred revenue	149,747	146,304	6,072,469
Short-term accruals	11,431,878	10,526,781	436,922,799
Other current liabilities	13,875,625	5,437,774	225,699,332
Current operating lease liabilities	1,524,356	1,382,636	57,387,457
Amounts due to related parties	49,341,144	65,779,927	2,730,250,571
Total current liabilities	152,036,022	169,171,780	7,021,615,407

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	30,170,149	21,249,203	881,965,841
Long-term financial liability	137,057	33,686	1,398,165
Other non-current liabilities	2,194,253	4,969,146	206,248,537
Non-current operating lease liabilities	5,330,344	4,494,980	186,567,883
Long-term deferred revenue	1,569,733	2,237,424	92,866,144
Deferred tax liabilities	1,025,264	983,269	40,811,398
Long-term accruals	123,867	123,877	5,141,618
Amounts due to related parties	19,682,747	43,547,531	1,807,476,487
Total non-current liabilities	60,233,414	77,639,116	3,222,476,073

Commitments and contingencies

DEFICIT
Ordinary shares, no par value - VinFast Auto Ltd (2,337,788,498 and 2,338,695,829 shares issued and outstanding as of December 31, 2023 and September 30, 2024)	9,847,536	9,867,167	409,544,972
Accumulated losses	(190,502,556)	(237,192,337)	(9,844,865,189)
Additional paid-in capital	38,258,499	55,274,244	2,294,203,462
Other comprehensive loss	(385,873)	(253,078)	(10,504,213)
Deficit attributable to equity holders of the parent	(142,782,394)	(172,304,004)	(7,151,620,968)
Non-controlling interests	77,370,679	77,300,322	3,208,414,145
Total deficit	(65,411,715)	(95,003,682)	(3,943,206,823)

TOTAL DEFICIT AND LIABILITIES	146,857,721	151,807,214	6,300,884,657

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	7,698,425	11,251,190	466,989,997	16,711,887	24,704,105	1,025,364,421
Sales of merchandise	14,656	23,717	984,394	52,925	83,705	3,474,246
Sales of spare parts and components	215,420	429,505	17,826,962	587,758	1,071,442	44,471,091
Rendering of services	127,059	176,121	7,310,049	300,046	785,144	32,588,055

Rental income
Revenue from leasing activities	199,570	446,004	18,511,766	515,640	878,243	36,452,207
Revenues	8,255,130	12,326,537	511,623,168	18,168,256	27,522,639	1,142,350,020
Cost of vehicles sold	(9,802,999)	(14,331,580)	(594,844,146)	(25,462,167)	(36,988,994)	(1,535,258,955)
Cost of merchandise sold	(14,831)	(48,831)	(2,026,771)	(53,364)	(105,369)	(4,373,428)
Cost of spare parts and components sold	(134,965)	(159,808)	(6,632,964)	(365,791)	(541,083)	(22,458,100)
Cost of rendering services	(294,448)	(396,707)	(16,465,654)	(683,044)	(1,398,377)	(58,040,800)
Cost of leasing activities	(233,743)	(347,497)	(14,423,152)	(584,174)	(712,060)	(29,554,643)
Cost of sales	(10,480,986)	(15,284,423)	(634,392,687)	(27,148,540)	(39,745,883)	(1,649,685,926)

Gross loss	(2,225,856)	(2,957,886)	(122,769,519)	(8,980,284)	(12,223,244)	(507,335,906)

Operating expenses
Research and development costs	(3,594,921)	(2,091,725)	(86,818,786)	(12,247,235)	(7,346,959)	(304,941,643)
Selling and distribution costs	(1,461,999)	(2,050,062)	(85,089,528)	(4,031,763)	(5,286,246)	(219,410,036)
Administrative expenses	(1,358,349)	(1,411,148)	(58,570,871)	(4,095,209)	(5,068,940)	(210,390,570)
Net other operating (expenses)/incomes	(542,307)	389,450	16,164,446	(625,362)	(1,621,658)	(67,308,264)

Operating loss	(9,183,432)	(8,121,371)	(337,084,258)	(29,979,853)	(31,547,047)	(1,309,386,419)
Finance income	51,392	75,208	3,121,571	405,307	303,228	12,585,730
Finance costs	(3,857,994)	(4,991,829)	(207,190,014)	(9,961,257)	(13,671,144)	(567,432,200)
Net loss on financial instruments at fair value through profit or loss	(2,561,432)	(251,088)	(10,421,616)	(3,840,505)	(1,813,037)	(75,251,608)
Share of gains/(losses) from equity investees	18,749	10,236	424,854	29,671	(21,666)	(899,265)

Loss before income tax expense	(15,532,717)	(13,278,844)	(551,149,463)	(43,346,637)	(46,749,666)	(1,940,383,762)
Tax income/(expense)	(13,015)	26,900	1,116,507	27,523	(10,472)	(434,650)

Net loss for the period	(15,545,732)	(13,251,944)	(550,032,956)	(43,319,114)	(46,760,138)	(1,940,818,412)
Net loss attributable to non-controlling interests	(19,097)	(24,671)	(1,023,990)	(70,319)	(70,357)	(2,920,226)

Net loss attributable to controlling interest	(15,526,635)	(13,227,273)	(549,008,966)	(43,248,795)	(46,689,781)	(1,937,898,186)

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended September 30,			For the nine months ended September 30,
	2023	2024	2024	2023	2024	2024
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
Net loss for the period	(15,545,732)	(13,251,944)	(550,032,956)	(43,319,114)	(46,760,138)	(1,940,818,412)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	56	211,138	8,763,458	2,665	132,795	5,511,767

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	56	211,138	8,763,458	2,665	132,795	5,511,767

Total comprehensive loss for the period, net of tax	(15,545,676)	(13,040,806)	(541,269,498)	(43,316,449)	(46,627,343)	(1,935,306,645)
Net loss attributable to non-controlling interests	(19,097)	(24,671)	(1,023,990)	(70,319)	(70,357)	(2,920,226)
Comprehensive loss attributable to controlling interest	(15,526,579)	(13,016,135)	(540,245,508)	(43,246,130)	(46,556,986)	(1,932,386,419)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(6,725)	(5,656)	(0.23)	(18,779)	(19,968)	(0.83)
						Unit: Shares
Weighted average number of shares used in loss per share computation
Basic and diluted	2,308,837,804	2,338,695,829	2,338,695,829	2,303,020,921	2,338,281,841	2,338,281,841

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2023	2024	2024
	VND million
	(Unaudited) (Adjusted) (*)	VND million (Unaudited)	USD (Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(43,319,114)	(46,760,138)	(1,940,818,412)
Adjustments:
Depreciation of property, plant and equipment	4,641,698	7,003,706	290,694,642
Amortization of intangible assets	182,020	281,132	11,668,617
Impairment of assets and changes in fair value of held for sale assets	1,112,176	1,661,290	68,953,223
Changes in operating lease right-of-use assets	823,044	1,337,659	55,520,649
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	4,572,774	7,739,874	321,249,907
Deferred tax income	(27,523)	(41,995)	(1,743,037)
Unrealized foreign exchange losses	561,937	195,785	8,126,219
Net losses on financial instruments at fair value through profit or loss	3,840,505	1,813,037	75,251,608
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	2,350,639	2,163,146	89,783,174
Losses on disposal and write-off of fixed assets	-	195,905	8,131,200
Share of (gains)/losses from equity investees	(29,671)	21,666	899,265
Share-based compensation expenses	-	70,899	2,942,722
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	(1,055,332)	(3,400,254)	(141,130,370)
Inventories	(6,058,517)	(6,335,334)	(262,953,306)
Trade payables, deferred revenue and other payables	(4,759,867)	4,798,611	199,170,340
Operating lease liabilities	(590,129)	(1,214,021)	(50,388,951)
Prepayments, other receivables and other assets	(514,556)	(1,012,555)	(42,026,937)
Net cash flows used in operating activities	(38,269,916)	(31,481,587)	(1,306,669,447)

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the nine months ended September 30,
	2023	2024	2024
	VND million	VND million	USD
	(Unaudited) (Adjusted) (*)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(19,346,390)	(10,577,759)	(439,038,683)
Proceeds from disposal of property, plant and equipment	-	36,490	1,514,548
Disbursement of bank deposit and loans	(11,513,514)	(2,338,057)	(97,043,000)
Collection of loans	11,157,900	2,320,000	96,293,529
Payment for acquisition of a subsidiary (net of cash held by entity being acquired)	(6,900)	(10,252)	(425,518)
Net proceeds from the disposal of a subsidiary	-	(20,000)	(830,116)
Payment for investments in equity investees	(1,039,033)	-	-
Receipt from government grants	-	1,093,933	45,404,599
Net cash flows used in investing activities	(20,747,937)	(9,495,645)	(394,124,641)

FINANCING ACTIVITIES
Capital contribution from owners/issuance of ordinary shares	3,994,291	-	-
Additional amount paid up to convert warrants to capital	1,421,444	-	-
Deemed contribution from owners	9,627,000	16,994,658	705,377,413
Proceeds from borrowings	99,668,587	69,300,057	2,876,356,494
Cash received under a business cooperation contract	9,625,000	-	-
Cash payment under a business cooperation contract	-	(9,625,000)	(399,493,629)
Repayment of borrowings	(65,853,147)	(37,386,583)	(1,551,761,217)

Net cash flows from financing activities	58,483,175	39,283,132	1,630,479,061

Net decrease in cash and cash equivalents and restricted cash	(534,678)	(1,694,100)	(70,315,027)
Cash, cash equivalents and restricted cash at beginning of the period	4,361,631	4,858,767	201,667,165
Net foreign exchange differences	20,656	132,796	5,511,806

Cash, cash equivalents and restricted cash at end of the period	3,847,609	3,297,463	136,863,944

Supplement disclosures of non-cash activities
Debt conversion to equity	(2,619,400)	-	-
Non-cash property, plant and equipment additions	9,650,032	9,282,789	385,289,877
Establishment of right-of-use assets and lease liabilities at commencement dates	2,942,877	222,930	9,252,895

(*)	As adjusted retrospectively to reflect the historical financial statements of VinES acquired on January 19, 2024, deemed as business combination under common control.

Industry and Market Data

This press release contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (ii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iii) risks associated with the Company’s limited operating history, (iv) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus, (v) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (vi) risks associated with being a new entrant in the EV industry, (vii) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity, (viii) the Company’s ability to successfully introduce and market new products and services, (ix) competition in the automotive industry, (x) the Company’s ability to adequately control the costs associated with its operations, (xi) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes acceptable from its suppliers, (xii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xiii) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xiv) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xv) the demand for, and consumers’ willingness to adopt, EVs, (xvi) the availability and accessibility of EV charging stations or related infrastructure, (xvii) the unavailability, reduction, or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xviii) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations, or cash flows, (xix) the risk of battery pack failures in the Company or its competitor’s EVs, (xx) risks related to the failure of the Company’s business partners to deliver their services, (xxi) errors, bugs, vulnerabilities, design defects, or other issues related to technology used or involved in the Company’s EVs or operations, (xxii) the risk that the Company’s research and development efforts may not yield expected results, (xxiii) risks associated with autonomous driving technologies, (xxiv) product recalls that the Company may be required to make, (xxv) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxvi) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxvii) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates, and (xxviii) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or people acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND24,093 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of September 30, 2024. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS), a subsidiary of Vingroup JSC, one of Vietnam’s largest conglomerates, is a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone. VinFast’s product lineup today includes a wide range of electric SUVs, e-scooters, and e-buses. VinFast is currently embarking on its next growth phase through rapid expansion of its distribution and dealership network globally and increasing its manufacturing capacities with a focus on key markets across North America, Europe and Asia. Learn more at www.vinfastauto.us